Exhibit 1

NXP Semiconductors Reports First Quarter 2019 Results

EINDHOVEN, The Netherlands, April 30, 2019 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the first quarter of 2019, ended March 31, 2019.

“NXP delivered revenue of $2.1 billion during the first quarter, just above our guidance. Due to a richer mix of sales and good expense control, we successfully delivered improved profitability toward the higher end of our guidance range. Additionally, during the quarter we returned $788 million to our shareholders consistent with our long-term capital return policy. Looking forward, our second quarter guidance reflects the successful design win momentum and traction we have achieved with our customers. We continue to believe the demand environment in the second half of 2019 should improve versus the first half, but the macro-economic environment is still uncertain, especially in China.” said Richard Clemmer, NXP Chief Executive Officer.

First-quarter Key Highlights

•	Revenue was $2.1 billion, down 8 percent year-on-year;

•	GAAP gross margin was 51.2 percent, and GAAP operating margin was 2.6 percent;

•	Non-GAAP gross margin was 52.7 percent, and non-GAAP operating margin was 26.7 percent;

•	Cash flow from operations was $296 million, with net capex investments of $144 million, resulting in non-GAAP free cash flow of $152 million;

Summary of Reported First Quarter 2019 ($ millions, unaudited) (1)

	Q1 2019	Q4 2018	Q1 2018	Q - Q	Y - Y
Total Revenue	$2,094	$2,403	$2,269	-13%	-8%
GAAP Gross Profit	$1,072	$1,243	$1,172	-14%	-9%
Gross Profit Adjustments (i)	$(32)	$(32)	$(28)
Non-GAAP Gross Profit	$1,104	$1,275	$1,200	-13%	-8%
GAAP Gross Margin	51.2%	51.7%	51.7%
Non-GAAP Gross Margin	52.7%	53.1%	52.9%
GAAP Operating Income / (Loss)	$54	$224	$138	-76%	-61%
Operating Income Adjustments (i)	(505)	(507)	(479)
Non-GAAP Operating Income	$559	$731	$617	-24%	-9%
GAAP Operating Margin	2.6%	9.3%	6.1%
Non-GAAP Operating Margin	26.7%	30.4%	27.2%

Additional Information
Automotive	$1,036	$1,112	$1,131	-7%	-8%
Industrial & IoT	$368	$435	$426	-15%	-14%
Mobile	$241	$344	$266	-30%	-9%
Comm. Infra. & Other	$449	$483	$407	-7%	10%
Manufacturing Services (“MSA”)	$—	$29	$39	NM	NM
DIO	113	102	106	11	7
DPO	74	80	83	(6)	(9)
DSO	35	30	32	5	3
Cash Conversion Cycle	74	52	55	22	19
Channel Inventory (months)	2.4	2.4	2.4	—	—
Financial Leverage (ii)	1.7x	1.4x	0.8x	0.3x	0.9x

1.	Additional Information for the First Quarter 2019:

i.	For an explanation of GAAP to non-GAAP adjustments, please see “Non-GAAP Financial Measures” on page 2 of this release.

ii.	Financial leverage, is defined as net debt divided by trailing twelve months adjusted EBITDA.

•	During the first quarter of 2019 NXP repurchased 8.5 million shares for a total cost of $715 million.

•

Weighted average number of diluted shares for the three month period ended March 31, 2019 was 287.2 million and as the company reported a net loss, it excludes the incremental impact of dilutive potential common shares of 1.6 million shares.

•

Cash paid for income taxes related to on-going operations was $17 million. Items not related to on-going operations resulted in additional cash payments of $192 million, which was mainly due to the termination fee associated with the terminated Qualcomm transaction, offset by a benefit associated with the divestment of the Standard Products business.

Guidance for the Second Quarter 2019: ($ millions) (1)

	Guidance Range
	GAAP			Reconciliation	non-GAAP
	Low	Mid	High		Low	Mid	High
Total Revenue	$2,150	$2,200	$2,250	$—	$2,150	$2,200	$2,250
Q-Q	3%	5%	7%		3%	5%	7%
Y-Y	-6%	-4%	-2%		-6%	-4%	-2%
Gross Profit	$1,107	$1,145	$1,183	$(27)	$1,134	$1,172	$1,210
Gross Margin	51.5%	52.0%	52.6%		52.7%	53.3%	53.8%
Operating Income (loss)	$95	$123	$150	$(494)	$589	$617	$644
Operating Margin	4.4%	5.6%	6.7%		27.4%	28.0%	28.6%
Financial income (expense)	$(78)	$(78)	$(78)	$(14)	$(64)	$(64)	$(64)

Note (1) Additional Information:

1.	GAAP Gross Profit is expected to include Purchase Price Accounting (“PPA”) effects, ($17 million); Stock Based Compensation, ($10 million);

2.

GAAP Operating Income (loss) is expected to include PPA effects, ($378 million); Stock Based Compensation, ($86 million); Merger related costs ($10 million); Restructuring and Other Incidentals, ($20 million);

3.	GAAP Financial Income (expense) is expected to include Other financial expense ($14 million);

4.	Net cash paid for income taxes related to on-going operations is expected to be approximately ($38 million);

5.	Non-controlling interest is expected to be approximately ($6 million);

6.	Weighted average diluted share count is expected to be approximately 287 million.

NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. Please note, the guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Non-GAAP Financial Measures” below. For the factors, risks, and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at https://investors.nxp.com for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) adjusted net income, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, and foreign exchange gains and losses.

Conference Call and Webcast Information

NXP will host a conference call on April 30, 2019 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its first quarter 2019 results and provide an outlook for the second quarter of 2019.

Interested parties may join the conference call by dialing 1 – 888 – 603 – 7644 (within the U.S.) or 1 – 484 – 747 - 6631 (outside of the U.S.). The participant pass-code is 4776928. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at https://investors.nxp.com. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has approximately 30,000 employees in more than 30 countries and posted revenue of $9.41 billion in 2018. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to achieve targeted efficiencies and cost savings; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s markets and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, https://investors.nxp.com or from the SEC website, www.sec.gov

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	March 31, 2019	December 31, 2018	April 1, 2018
Revenue	$2,094	$2,403	$2,269
Cost of revenue	(1,022)	(1,160)	(1,097)

Gross profit	1,072	1,243	1,172
Research and development	(415)	(403)	(426)
Selling, general and administrative	(248)	(251)	(248)
Amortization of acquisition-related intangible assets	(357)	(364)	(360)

Total operating expenses	(1,020)	(1,018)	(1,034)
Other income (expense)	2	(1)	—

Operating income (loss)	54	224	138
Financial income (expense):
Extinguishment of debt	—	—	—
Other financial income (expense)	(83)	(77)	(68)

Income (loss) before taxes	(29)	147	70
Benefit (provision) for income taxes	9	141	(2)
Results relating to equity-accounted investees	4	1	2

Net income (loss)	(16)	289	70
Less: Net income (loss) attributable to non-controlling interests	5	13	12

Net income (loss) attributable to stockholders	(21)	276	58
Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$(0.07)	$0.94	$0.17
Diluted	$(0.07)	$0.94	$0.17

Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	287,227	293,170	343,661
Diluted	287,227	294,947	346,899

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	March 31, 2019	December 31, 2018	April 1, 2018
Current assets:
Cash and cash equivalents	$2,192	$2,789	$3,983
Accounts receivable, net	800	792	791
Inventories, net	1,241	1,279	1,251
Other current assets	387	365	536

Total current assets	4,620	5,225	6,561

Non-current assets:
Other non-current assets	699	545	888
Property, plant and equipment, net	2,407	2,436	2,307
Identified intangible assets, net	4,094	4,467	5,494
Goodwill	8,852	8,857	8,877

Total non-current assets	16,052	16,305	17,566

Total assets	20,672	21,530	24,127

Current liabilities:
Accounts payable	815	999	984
Restructuring liabilities-current	66	60	67
Other current liabilities	1,264	1,219	865
Short-term debt	1,117	1,107	1,249

Total current liabilities	3,262	3,385	3,165
Non-current liabilities:
Long-term debt	6,223	6,247	5,329
Restructuring liabilities	4	5	15
Deferred tax liabilities	390	450	650
Other non-current liabilities	862	753	1,078

Total non-current liabilities	7,479	7,455	7,072
Non-controlling interests	190	185	201
Stockholders’ equity	9,741	10,505	13,689

Total equity	9,931	10,690	13,890
Total liabilities and equity	20,672	21,530	24,127

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	March 31, 2019	December 31, 2018	April 1, 2018
Cash Flows from operating activities
Net income (loss)	$(16)	$289	$70
Adjustments to reconcile net income (loss):
Depreciation and amortization	502	503	491
Stock-based compensation	86	93	69
Amortization of discount on debt	11	11	10
Amortization of debt issuance costs	3	3	3
Results relating to equity accounted investees	(4)	(1)	(2)
Changes in deferred taxes	(63)	(52)	(42)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(42)	51	81
(Increase) decrease in inventories	38	5	(36)

Increase (decrease) in accounts payable and other liabilities	(250)	(188)	(26)
Decrease (Increase) in other non-current assets	20	4	—
Exchange differences	6	13	5
Other items	5	—	(3)

Net cash provided by (used for) operating activities	296	731	620

Cash flows from investing activities:
Purchase of identified intangible assets	(28)	(4)	(18)
Capital expenditures on property, plant and equipment	(144)	(170)	(156)

Proceeds from sale of interests in businesses, net of cash divested	37	—	—
Purchase of available-for-sale securities	(2)	(2)	—
Proceeds from the sale of securities	1	2	—
Other	—	—	—

Net cash provided by (used for) investing activities	(136)	(174)	(174)

Cash flows from financing activities:
Repayment of Bridge Loan	—	(1,000)	—
Proceeds from the issuance of long-term debt	—	1,997	—
Cash paid for debt issuance costs	—	(12)	—
Cash paid for terminated acquisition adjustment event	—	(60)	—
Dividends paid to common stockholders	(73)	(74)	—
Proceeds from issuance of common stock through stock plans	32	3	20
Purchase of treasury shares	(715)	(424)	(30)
Cash paid on behalf of shareholders for tax on repurchased shares	—	(142)	—

Net cash provided by (used for) financing activities	(756)	288	(10)

Effect of changes in exchange rates on cash positions	(1)	—	—

Increase (decrease) in cash and cash equivalents	(597)	845	436
Cash and cash equivalents at beginning of period	2,789	1,944	3,547

Cash and cash equivalents at end of period	2,192	2,789	3,983

Net cash paid during the period for:
Interest	25	74	21
Income taxes	209	61	44
Non-cash adjustment related to the adoption of ASC 606:
Receivables and other current assets	—	—	(36)
Inventories	—	—	22

NXP Semiconductors

Table 4: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	March 31, 2019	December 31, 2018	April 1, 2018
Revenue	$2,094	$2,403	$2,269
GAAP Gross profit	$1,072	$1,243	$1,172
PPA effects	(17)	(19)	(19)
Restructuring	(4)	—	—
Stock Based Compensation	(10)	(12)	(9)
Merger-related costs	(1)	(1)	—

Non-GAAP Gross profit	$1,104	$1,275	$1,200

GAAP Gross margin	51.2%	51.7%	51.7%
Non-GAAP Gross margin	52.7%	53.1%	52.9%
GAAP Research and development	$(415)	$(403)	$(426)
Restructuring	(11)	—	—
Stock based compensation	(35)	(36)	(31)
Merger-related costs	(3)	(3)	(1)

Non-GAAP Research and development	$(366)	$(364)	$(394)

GAAP Selling, general and administrative	$(248)	$(251)	$(248)
PPA effects	(1)	(2)	(3)
Restructuring	(10)	(1)	(1)
Stock based compensation	(41)	(45)	(29)
Merger-related costs	(9)	(11)	(25)
Other incidentals	(6)	(13)	—

Non-GAAP Selling, general and administrative	$(181)	$(179)	$(190)

GAAP amortization of acquisition-related intangible assets	$(357)	$(364)	$(360)
PPA effects	(357)	(364)	(360)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—	$—

GAAP Other income (expense)	$2	$(1)	$—
Other incidentals	—	—	(1)

Non-GAAP Other income (expense)	$2	$(1)	$1

GAAP Operating income (loss)	$54	$224	$138
PPA effects	(375)	(385)	(382)
Restructuring	(25)	(1)	(1)
Stock based compensation	(86)	(93)	(69)
Merger-related costs	(13)	(15)	(26)
Other incidentals	(6)	(13)	(1)

Non-GAAP Operating income (loss)	$559	$731	$617

GAAP Operating margin	2.6%	9.3%	6.1%
Non-GAAP Operating margin	26.7%	30.4%	27.2%
GAAP Financial income (expense)	$(83)	$(77)	$(68)
Non-cash interest expense on convertible notes	(11)	(11)	(11)
Foreign exchange gain (loss)	(7)	(5)	(3)
Other financial expense	(4)	(1)	(3)

Non-GAAP Financial income (expense)	$(61)	$(60)	$(51)

NXP Semiconductors

Table 5: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	March 31, 2019	December 31, 2018	April 1, 2018
Net Income (loss)	$(16)	$289	$70

Reconciling items to adjusted net income
Financial (income) expense	83	77	68
(Benefit) provision for income taxes	(9)	(141)	2
Depreciation	124	124	116
Amortization	378	379	375

Adjusted net income	$560	$728	$631

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(4)	(1)	(2)
Restructuring	25	1	1
Stock based compensation	86	93	69
Merger-related costs	13	15	26
Other incidental items	6	13	1

Adjusted EBITDA	$686	$849	$726

Trailing twelve month adjusted EBITDA	$3,111	$3,151	$3,176

($ in millions)	Three Months Ended
	March 31, 2019	December 31, 2018	April 1, 2018
Net cash provided by (used for) operating activities	$296	$731	$620

Net capital expenditures on property, plant and equipment	(144)	(170)	(156)

Non-GAAP free cash flow	$152	$561	$464
Non-GAAP free cash flow as a percent of Revenue	7%	23%	21%